FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on
1 August 2009 by HSBC Bank
Malta
 p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

31 July 2009

HSBC BANK
MALTA
 p.l.c.
FIRST HALF 2009 RESULTS - HIGHLIGHTS

Review of Performance

  Profit before tax of €34.8 million for the six months ended 30 June 2009, down €11.8 million, or 25.3 per cent, compared with €46.6 million for the same period in 2008.

  Profit attributable to shareholders down 25.2 per cent, or €7.6 million, to €22.5 million, compared with €30.1 million over the comparable period in 2008.

  Earnings per share for the six months ended 30 June 2009 at 7.7 euro cent, compared to 10.3 euro cent for the same period in 2008.

  Loans and advances to customers of €3,180.6 million at 30 June 2009, up €68.3 million, or 2.2 per cent, compared with 31 December 2008.

  Customer deposits of €4,009.3 million at 30 June 2009, down €7.3 million, or 0.2 per cent, compared with 31 December 2008.

  Total assets of €5,013.1 million at 30 June 2009, down €283.0 million, or 5.3 per cent, compared with 31 December 2008.

  Return on equity of 15.6 per cent for the six months ended 30 June 2009, compared to 22.0 per cent in the first half of 2008.

Commentary

HSBC Bank
Malta
 and its subsidiaries delivered a profit before tax for the six months ended 30 June 2009 of €34.8 million. Although a decline of 25.3 per cent compared to the same period in 2008, this is a resilient performance in light of current market conditions, which is in line with our expectations. Profitability was impacted by the combination of reduced revenues as the economy slows; significant margin compression in the lower interest rate environment; and downward pressure on profitability of insurance and investment-related business which is impacted by the volatility in equity and bond markets.

The European Central Bank intervention rate has fallen by 325 basis points, from 4.25 per cent since October 2008 to 1.0 per cent in June 2009, significantly impacting the bank's net margins. Net interest income declined by 20.8 per cent to €48.2 million, compared to €60.8 million in the previous period reflecting significant deposit spread compression in the current low interest rate environment.

Net fees and commission income of €15.2 million
 for the six months ended 30 June 2009
 was broadly in line with the first half of 2008. Growth in lending, card issuance and usage fees and retail brokerage trading activities were offset by declines in fees from remittances and subdued sentiment for retail investments. Life insurance business, weakened by current market conditions, generated a profit before tax of €5.5 million, down 13.6 per cent on the same period of the previous year.

Operating expenses of €41.0 million for the six months ended 30 June 2009 were €1.1 million, or 2.5 per cent, lower compared to €42.0 million in the previous period, with a cost efficiency ratio of 54.7 per cent compared to 47.2 per cent for the same period in 2008. Tight control on costs has been maintained and, as a result, costs should continue to trend downwards during the second half of this year.

The credit quality of the available-for-sale investments portfolio remains satisfactory with a modest fair value gain of €3.8 million recorded during the period compared to a mark down of €7.7 million for the six months ended 30 June 2008. This fair value movement was credited directly to the revaluation reserve, net of tax.

During the first six months of 2009 the bank grew its lending carefully, maintaining asset quality while supporting our customers' financial needs in the difficult economic environment. The quality of the lending portfolio showed little sign of deterioration whilst liquidity and capital ratios remained strong and are well above regulatory requirements.

Levels of deposits of €4.0 billion were maintained in a period characterised by a number of bond issues and growing competitive pressures. The bank has maintained a strong liquidity position with an advances to deposits ratio of 79.3 per cent.

Alan Richards, Director and Chief Executive Officer of HSBC Bank
Malta
 p.l.c., said: "The first half of 2009 has been difficult and, as predicted, the bank's short-term financial performance has been affected. However HSBC Bank
Malta
 remains in very good shape and we are actively working to support the local economy.

"We remain vigilant and continue to take a highly proactive approach to managing our balance sheet to remain liquid, well capitalised and positioned to support future growth. HSBC's commitment to strong capital and liquidity will stand the bank in good stead.

"Although the banking system in
Malta
 remains stable, the outlook for the near term is challenging. It is apparent that mortgage lending and corporate activity in some sectors are slowing, impairments are likely to increase in the future as the credit cycle continues to turn and our investment markets activity will continue to experience volatility.

"Through this period of uncertainty and beyond we will continue to position HSBC Bank
Malta
 for long-term growth. Our capital and balance sheet strength, and a commitment to strict cost control, will continue to underpin our performance. So whilst 2009 is difficult and challenging, I would stress that we are well positioned to support our customers.

"A word of thanks in particular goes to our staff whose commitment and dedication in challenging markets support these results."

The Board is declaring an interim gross dividend of 7.7 euro cent per share (5.0 euro cent net of tax). This will be paid on 27 August 2009 to shareholders who are on the bank's register of shareholders as at 12 August 2009.

Income Statements for the period 1 January 2009 to 30 June 2009

	Group		Bank
	6 mths to 30/06/09	6 mths to 30/06/08	6 mths to 30/06/09	6 mths to 30/06/08
	€ 000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta , Treasury Bills and other instruments	78,720	111,617	78,719	111,615
- on debt and other fixed income instruments	6,994	11,116	6,622	11,116
Interest payable	(37,552)	(61,930)	(38,100)	(63,175)
Net interest income	48,162	60,803	47,241	59,556

Fees and commissions receivable	16,124	16,855	14,906	13,384
Fees and commissions payable	(911)	(1,347)	(750)	(929)
Net fee and commission income	15,213	15,508	14,156	12,455

Dividend income	43	69	9,658	427
Trading profits	3,644	3,744	3,644	3,744
Net income from insurance financial instruments designated at fair value through profit or loss	6,391	(14,397)	-	-
Net gains on sale of available-for-sale financial assets	453	1,048	453	986
Net earned insurance premiums	26,478	32,621	-	-
Net other operating income	(4,957)	18,808	355	165
Total operating income	95,427	118,204	75,507	77,333

Net insurance claims incurred and movement in policyholders' liabilities	(20,561)	(29,217)	-	-
Net operating income	74,866	88,987	75,507	77,333

Employee compensation and benefits	(23,821)	(24,466)	(22,340)	(23,200)
General and administrative expenses	(13,392)	(14,028)	(12,797)	(13,170)
Depreciation	(3,172)	(2,907)	(3,160)	(2,890)
Amortisation	(588)	(622)	(534)	(467)
Net operating income before impairment and provisions	33,893	46,964	36,676	37,606
Net impairment	883	(583)	883	(583)
Net provisions for liabilities and other charges	(11)	169	(10)	182
Profit before tax	34,765	46,550	37,549	37,205
Tax expense	(12,291)	(16,494)	(11,587)	(13,223)
Profit for the period	22,474	30,056	25,962	23,982

Profit attributable to shareholders of the bank	22,474	30,056	25,962	23,982

Earnings per share	7.7c	10.3c	8.9c	8.2c

Statements of Comprehensive Income for the period 1 January 2009 to 30 June 2009

	Group		Bank
	6 mths to 30/06/09	6 mths to 30/06/08	6 mths to 30/06/09	6 mths to 30/06/08
	€000	€000	€000	€000

Profit attributable to shareholders of the bank	22,474	30,056	25,962	23,982

Other comprehensive income
Available-for-sale investments:
- change in fair value	3,827	(7,714)	3,463	(7,621)
- change in fair value transferred to profit or loss	(453)	(1,081)	(453)	(986)
- income taxes	(1,181)	3,078	(1,054)	3,012
Other comprehensive income for the period, net of tax	2,193	(5,717)	1,956	(5,595)

Total comprehensive income for the period, net of tax	24,667	24,339	27,918	18,387

Statements of Financial Position at 30 June 2009
	Group		Bank
	30/06/09	31/12/08	30/06/09	31/12/08
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta , Treasury Bills and cash	194,943	130,682	194,942	130,681
Cheques in course of collection	14,503	9,308	14,503	9,308
Financial assets held for trading	11,629	11,823	12,034	12,057
Financial assets designated at fair value through profit or loss	243,733	279,714	-	-
Financial investments	434,587	429,912	390,312	412,016
Loans and advances to banks	703,485	1,072,306	703,473	1,072,269
Loans and advances to customers	3,180,563	3,112,240	3,180,564	3,112,240
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	58,630	64,256	1,619	1,797
Property and equipment	68,229	70,684	68,292	70,731
Investment property	14,050	14,050	11,647	11,647
Assets held for sale	10,419	9,168	10,568	9,317
Current tax recoverable	2,837	2,966	1,807	2,164
Deferred tax assets	12,069	15,916	11,804	15,726
Other assets	27,558	25,824	8,524	8,425
Prepayments and accrued income	35,875	47,239	32,964	44,598
Total assets	5,013,110	5,296,088	4,678,760	4,948,683

Liabilities
Financial liabilities held for trading	11,250	11,381	11,636	12,375
Amounts owed to banks	147,599	462,185	147,599	462,185
Amounts owed to customers	4,009,340	4,016,632	4,102,877	4,073,875
Provision for current tax	727	688	-	-
Deferred tax liabilities	19,658	17,600	-	-
Liabilities to customers under investment contracts	15,323	15,122	-	-
Liabilities under insurance contracts issued	323,986	311,250	-	-
Other liabilities	64,230	36,734	50,582	33,883
Accruals and deferred income	43,826	53,930	43,660	53,839
Provisions for liabilities and other charges	323	312	287	277
Subordinated liabilities	87,803	87,777	87,803	87,777
Total liabilities	4,724,065	5,013,611	4,444,444	4,724,211
Equity
Share capital	87,552	87,552	87,552	87,552
Revaluation reserve	17,342	15,149	17,270	15,314
Retained earnings	184,151	179,776	129,494	121,606
Total equity	289,045	282,477	234,316	224,472
Total liabilities and equity	5,013,110	5,296,088	4,678,760	4,948,683

Memorandum items
Contingent liabilities	139,262	129,925	139,285	129,948
Commitments	1,039,615	1,110,572	1,039,615	1,110,572

             The condensed interim financial statements were approved by the Board of Directors on 31 July 2009 and signed on its behalf by:

             Albert Mizzi,
Chairman

Alan Richards,
Chief Executive Officer

Statements of Changes in Equity for the period 1 January 2009 to 30 June 2009

	Share capital	Revaluation reserve	Retained earnings	Total Equity
Group	€000	€000	€000	€000
At 1 January 2009	87,552	15,149	179,776	282,477

Profit for the period	-	-	22,474	22,474

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	2,487	-	2,487
- change in fair value transferred to profit or loss, net of tax	-	(294)	-	(294)
Total other comprehensive income	-	2,193	-	2,193
Total comprehensive income for the period	-	2,193	22,474	24,667

Transactions with owners, recorded directly in equity
Share-based payments	-	-	112	112
Dividends	-	-	(18,211)	(18,211)
At 30 June 2009	87,552	17,342	184,151	289,045

At 1 January 2008	84,976	24,614	166,702	276,292

Profit for the period	-	-	30,056	30,056

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	(5,014)	-	(5,014)
- change in fair value transferred to profit or loss, net of tax	-	(703)	-	(703)
Release of revaluation reserve on disposal of properties, net of tax	-	(2,002)	2,002	-
Total other comprehensive income	-	(7,719)	2,002	(5,717)
Total comprehensive income for the period	-	(7,719)	32,058	24,339

Transactions with owners, recorded directly in equity
Increase in paid-up value	2,576	-	(2,576)	-
Share-based payments	-	-	331	331
Dividends	-	-	(28,075)	(28,075)
At 30 June 2008	87,552	16,895	168,440	272,887

Statements of Changes in Equity for the period 1 January 2009 to 30 June 2009

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2009	87,552	15,314	121,606	224,472

Profit for the period	-	-	25,962	25,962

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	2,250	-	2,250
- change in fair value transferred to profit or loss, net of tax	-	(294)	-	(294)
Total other comprehensive income	-	1,956	-	1,956
Total comprehensive income for the period	-	1,956	25,962	27,918

Transactions with owners, recorded directly in equity
Share-based payments	-	-	137	137
Dividends	-	-	(18,211)	(18,211)
At 30 June 2009	87,552	17,270	129,494	234,316

At 1 January 2008	84,976	24,764	122,317	232,057

Profit for the period	-	-	23,982	23,982

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	(4,954)	-	(4,954)
- change in fair value transferred to profit or loss, net of tax	-	(641)	-	(641)
Release of revaluation reserve on disposal of properties, net of tax	-	(2,002)	2,002	-
Total other comprehensive income	-	(7,597)	2,002	(5,595)
Total comprehensive income for the period	-	(7,597)	25,984	18,387

Transactions with owners, recorded directly in equity
Increase in paid-up value	2,576	-	(2,576)	-
Share-based payments	-	-	291	291
Dividends	-	-	(28,075)	(28,075)
At 30 June 2008	87,552	17,167	117,941	222,660

Cash flow statements for the period 1 January 2009 to 30 June 2009

	Group		Bank
	6 mths to 30/06/09	6 mths to 30/06/08	6mths to 30/06/09	6mths to 30/06/08
	€000	€000	€000	€000

Cash flows from operating activities
Interest, commission and premium receipts	137,090	158,388	108,441	121,328
Interest, commission and claims payments	(52,702)	(61,727)	(44,130)	(55,233)
Payments to employees and suppliers	(42,641)	(41,720)	(40,487)	(39,354)
Operating profit before changes in operating assets/liabilities	41,747	54,941	23,824	26,741
Decrease/(increase) in operating assets:
Trading instruments	19,572	(22,287)	150	(19)
Reserve deposit with Central Bank of Malta	4,066	63,891	4,066	63,891
Loans and advances to customers and banks	176,032	(365,607)	176,031	(365,633)
Treasury Bills	(58,958)	5,236	(76,342)	5,236
Other receivables	(5,040)	(7,398)	(5,744)	(6,675)
Increase/(decrease) in operating liabilities:
Customer accounts and amounts owed to banks	(25,575)	(45,183)	9,940	(39,407)
Other payables	26,401	1,545	17,149	3,186
Net cash from/(used in) operating activities before tax	78,245	(314,862)	149,074	(312,680)
Tax paid	(7,372)	(9,998)	(6,840)	(10,057)
Net cash from/(used in) operating activities	170,873	(324,860)	142,234	(322,737)
Cash flows from investing activities
Dividends received	29	55	8,028	282
Interest received from financial investments	8,930	11,424	8,801	11,424
Proceeds from sale and maturity of financial investments	119,970	26,118	117,479	23,726
Proceeds on sale of property and equipment and intangible assets	-	4,291	-	4,285
Purchase of financial investments	(118,721)	(33,123)	(90,459)	(33,115)
Purchase of property and equipment, investment property and intangible assets	(1,084)	(3,126)	(1,077)	(3,111)
Net cash from investing activities	9,124	5,639	42,772	3,491
Cash flows from financing activities
Dividends paid	(18,211)	(28,075)	(18,211)	(28,075)
Net cash used in financing activities	(18,211)	(28,075)	(18,211)	(28,075)
Increase/(decrease) in cash and cash equivalents	161,786	(347,296)	166,795	(347,321)
Effect of exchange rate changes on cash and cash equivalents	17,467	(23,295)	17,467	(23,295)
Net increase/(decrease) in cash and cash equivalents	144,319	(324,001)	149,328	(324,026)
	161,786	(347,296)	166,795	(347,321)
Cash and cash equivalents at beginning of period	304,595	604,205	299,572	604,122
Cash and cash equivalents at end of period	466,381	256,909	466,367	256,801

Segment analysis

On 1 January 2009, the group adopted IFRS 8, which replaced IAS 14 'Operating Segments'. The group's segments are organised into three business lines: Personal Financial Services, Commercial Banking and Global Banking and Markets. The business lines reflect the way the CEO, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance.

	Personal Financial Services		Commercial Banking		Global Banking and Markets		Total
	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to
	30/06/2009	30/06/2008	30/06/2009	30/06/2008	30/06/2009	30/06/2008	30/06/2009	30/06/2008
	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net operating income	38,367	46,155	30,793	32,692	5,706	10,140	74,866	88,987

Profit before tax	9,241	17,053	22,044	21,591	3,480	7,906	34,765	46,550

	30/06/2009	31/12/2008	30/06/2009	31/12/2008	30/06/2009	31/12/2008	30/06/2009	31/12/2008
	€000	€000	€000	€000	€000	€000	€000	€000

Total assets	2,018,985	1,974,137	1,696,000	1,667,774	1,298,125	1,654,177	5,013,110	5,296,088

Statement pursuant to Listing Rule 9.44k.3 issued by the Listing Authority

 I confirm that to the best of my knowledge:

  the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2009, financial performance and cash flows for the period then ended, in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted
  IAS 34 'Interim Financial Reporting'
  ); and
  the commentary includes a fair review of the information required in terms of Listing Rule 9.44k.2.

                                                                          Alan Richards,
  Chief Executive Officer
Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank
Malta
 p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six months period ended 30 June 2009. These condensed interim financial statements are being published in terms of Chapters 8 and 9 of the Listing Rules issued by the Listing Authority and in terms of the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (adopted IAS 34, Interim Financial Reporting). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2008.

Except as described below, the accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2008:

  As from 1 January 2009, IAS 14, Segment Reporting was superseded by IFRS 8, Operating Segments. The new standard requires the determination and presentation of operating segments based on the information that is internally provided to management. In this respect, the group's determination and reporting of its operating segments was based on the information provided to the CEO, who is the group's chief operating decision-maker and therefore the coming into force of IFRS 8 does not result in substantive changes, other than changes to the format.

Comparative segment information has been represented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

An operating segment is a component of the group that engages in business activities from which it earns revenue and incurs expenses, including revenues and expenses that relate to transactions with any of the group's other components. An operating segment's operating results are reviewed regularly by the CEO to make decisions about resources to be allocated to the segment and assess its performance.

  The group applies

  revised IAS 1, Presentation of Financial Statements ('IAS 1'), which became effective as of 1 January 2009. The revised standard aims to improve users' ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported in the interim financial statements. It does however result in certain presentation changes in the primary statements including:
  the presentation of all items of income and expenditure in two financial statements, the 'Income Statements' and 'Statements of Comprehensive Income'; and
  the adoption of revised titles for the financial statements.

As required by the adopted IAS 34, Interim Financial Reporting, these interim financial statements include comparative statement
s
 of financial position information at the previous financial year end and comparative income statement
s
 and statement
s
 of comprehensive income information for the comparable interim periods of the immediately preceding financial year.

The 'Statements of Comprehensive Income' reports all changes in equity arising from transactions with non-owners. This comprises all items of income and expense that are not recognised in profit or loss as required or permitted by the adopted accounting standards and includes gains and losses on re-measuring available-for-sale financial assets and changes in revaluation surplus and the related tax effect.

Related party transactions with other members of the HSBC Group were at a similar level to the comparable period.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 10,000 properties in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 31st July 2009